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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



09055284

Mail Processing
SEC

SEC FILE NUMBER
8- 46138

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Long Island Financial Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Woodcrest Drive
_____
(No. and Street)

Roslyn   NY   11576
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STUART REIS   516-741-1966
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE HOFFMAN
_____
(Name – if individual, state last, first, middle name)

30 URSULA DR.   ROSLYN   NY   11576
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

A B
3/17

OATH OR AFFIRMATION

I, __Stuart Reis__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Long Island Financial Group Inc.__ , as of __December 31__ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

CAROLYN FARRELL
Notary Public-State of New York
No. 01FA6167094
Qualified in Nassau County
My Commission Expires 05/29/2011

Carolyn Farrell
Notary Public

Signature

__President__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants

30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

February 26, 2009

To the Board of Directors of
Long Island Financial Group, Inc.
2 Woodcrest Drive
Roslyn, NY 11576

Dear Mr. Reis,

In planning and performing our audit of the financial statements of Long Island Financial Group, Inc. for the year ended December 31, 2008, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

We are pleased to inform you, that no material weaknesses were noted.

Sincerely Yours,

Lawrence Hoffman, Certified Public Accounts, P.C.

LONG ISLAND FINANCIAL GROUP, INC.
RECONCILIATION OF ANNUAL AUDIT TO FOCUS REPORT YEAR END 12/31/08

	FOCUS REPORT	ANNUAL AUDIT	DIFFERENCE
Total Assets	82,759	83,499	(740) *1
Current Liabilities	6,390	7,276	(886) *2
Retained Earnings	(80,187)	(80,333)	146 *3

1.Total assets difference is due to items misclassified as an asset when it should have not been classified as an asset.

2. Current Liabilities difference is due to misclassification of an expense.

3. Retained Earnings was adjusted due to Total Assets and Accounts Payable being adjusted.

--oOo--

LONG ISLAND FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2008

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

--oOo--

 **LAWRENCE HOFFMAN**
Certified Public Accountant, P.C.
New York

Long Island Financial Group, Inc.

Financial Statements

With Independent Auditors Report

December 31, 2008

Table of Contents

	Page Numbers
Independent Auditors Report	1
Balance Sheet at December 31, 2008	2 - 3
Statements of Income and Retained Earnings For The Year Ended December 31, 2008	4
Statement of Cash Flows for The Year Ended December 31, 2008	5
Notes to Financial Statements	6 - 7
Supplemental Information Disclaimer of Opinion	8
Supplemental Information	9 - 10



LAWRENCE HOFFMAN, CPA, PC

Certified Public Accountants and Consultants

30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Independent Auditor's Report

To the Board of Directors
of Long Island Financial Group, Inc.

We have audited the accompanying balance sheet of Long Island Financial Group, Inc. as of December 31, 2008, and the related statements of income and retained earnings (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all materials respects, the financial position of Long Island Financial Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lawrence Hoffman, CPA, PC
Lawrence Hoffman, Certified Public Accountant, P.C.

February 26, 2009

Long Island Financial Group, Inc.
Balance Sheet
December 31, 2008

Assets

Current Assets		
Cash and Equivalents (Note 2)	$ 50,565	
Accounts Receivable-First Southwest Clearing(Note 2)	821	
Prepaid Payroll Taxes	504	
Total Current Assets		51,890
Fixed Assets (Note 2)		
Furniture, Equipment & Leasehold Improvements	49,784	
Less Accumulated Deprecation	(18,175)	
Fixed Assets Net		31,609
Other Assets (Note 2)		
Organization Costs	195	
Less Accumulated Amortization	(195)	
Total Other Assets		0
Total Assets		$ 83,499

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Balance Sheet
December 31, 2008

Liabilities and Stockholders' Equity

Liabilities
Current Liabilities

Accounts Payable & Accrued Expenses	$	6,990	
Bank Overdraft		236	
Accrued Corporation Income Taxes Payable (Note 2)		50	
Total Current Liabilities			$ 7,276

Stockholders' Equity
Common Stock - No Par Value,

100 Shares Authorized, 4 Shares Issued	133,127	
Paid-In Capital	23,429	
Retained Earnings (Deficit)	(80,333)	
Total Stockholders' Equity		76,223
Total Liabilities and Stockholders' Equity		$ 83,499

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Statement Of Income And Retained Earnings
For The Year Ended December 31, 2008

Commission & Fee Income	$ 176,981
Dividend & Interest Income	1,103
Total Income	178,084
Cost of Sales	12,723
Gross Profit	165,361
General and Administrative Expenses	183,429
Net Operating Income Before Taxes	(18,068)
Less Provision for Taxes	50
Net Income	(18,118)
Retained Earnings - January 1, 2008	(62,215)
Retained Earnings (Deficit) - December 31, 2008	$(80,333)

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc
Statement Of Cash Flows
For The Year Ended December 31, 2008

Cash Flows From Operating Activities:
   Net Income $(18,118)

Adjustments to Reconcile Net Income
   To Net Cash Provided By Operations:

Depreciation	$ 5,203	
Decrease in Accounts Receivable	1,556	
Increase in Prepaid Payroll Taxes	(504)	
Increase in Accounts Payable		
And Payroll Taxes Payable	1,210	
Increase in Bank Overdraft	236	
Derease in Retirement Plan Contributions Payable	(360)	
Decrease in Accrued CorporationTaxes Payable	(50)	
Total Adjustments		7,291

Net Cash Provided (Used) By Operations   (10,827)

Cash Flows From Investing Activities - Purchase of Fixed Assets   0

Cash Flows From Financing Activities - Purchase of Common Stock   10,000

Decrease in Cash   (827)

Cash at Beginning Of Year   51,392

Cash at End Of Year $ 50,565

Supplemental Cash Flow Information:
   Cash Paid During The Year For

Interest	$	150
Income Taxes		50

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2008

1. Organization:
The Company is engaged principally in the resale of securities and mutual funds as a broker/dealer. The company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA). Client accounts are held and maintained by an outside broker/clearing house.

2. Summary of Significant Accounting Policies:
Accounting Method:
The Company's financial statements are prepared using the accrual basis of accounting under generally accepted accounting principles.

Cash and Cash Equivalents:
Cash equivalents represent highly liquid investments with maturities of three months or less at date of purchase.

Accounts Receivable:
The Company is on the direct charge off method for bad debts. No provision for bad debts is provided for based on prior experience, they are de minimis.

Fixed Assets:
Fixed assets are recorded at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

Intangible Assets:
Intangible assets are amortized by using the straight line method over an estimated useful life of five years.

Income Taxes:
The Corporation, with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of federal corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. The Corporation, with consent of its shareholders, has elected for State tax purposes to be taxed as an S Corporation, which provides that, in lieu of state corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. A provision for state S corporation franchise fee has been provided as applicable.

Fair Value of Financial Instruments:
The carrying value of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, payroll taxes payable, accrued corporation taxes payable, accrued pension plan contributions payable, loan payable, and exchanges payable approximates fair value because of the short-term maturity of these financial instruments.

Use of Estimates:
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2008

3. Reserve Requirements:
The Company is not obligated to report under SEC Rule 15c-3 since it does not maintain customer accounts or hold securities. Therefore, the company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company fully disclosed under SEC Rule 15c3-3 (K) (2) (ii) that it clears its transactions through North America Clearing Corp.

4. Retirement Plan:
The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE) IRA Plan under section 408(p) of the Internal Revenue Code. Under the plan, eligible employees may elect to defer a percentage or dollar amount of their salary subject to the Internal Revenue Service limits. Employees are eligible to participate once their compensation is more than $5,000 for two years. The Company must make matching contributions up to 3% of the employee's compensation or make a nonelective contribution of 2% of compensation of all eligible employees. The Company's contribution totaled $0 for the year ended December 31, 2008.

5. Commitments and Contingencies - Leases:
The Company leases offices from its major shareholder (see note 5) and is responsible for utilities, repairs and other expenses. The lease term is for two year and expires December 31, 2009. Rent charged to operations was $ 34,800 during 2008.

Minimum required future rental payments under this operating lease as of December 31, 2008 are:

2009	$ 34,800

6. Related Party Transactions:
The table below summarizes the transactions between the Company and other affiliated parties and the payable balances outstanding.

	2008
Stuart Reis CPA, P.C. (a)	
Accounting Fees	$ 1,544
Stuart Reis (b)	
Rent Expense	34,800

(a) Stuart Reis CPA, P.C. is a corporation owned by Stuart Reis the President and major stockholder of Long Island Financial Group, Inc.

(b) Stuart Reis is the President and major stockholder of Long Island Financial Group, Inc.

7. Minimum Capital:
Under SEC Rule 15c3-1(vi), the company is required to maintain net capital of not less than $ 5,000 or 6.667% of aggregate indebtedness (AI), whichever is greater, in 2007. At December 31, 2008, the Company's net capital as defined by SEC Rule 15c3-1 (vi) was $ 39,710 in excess of minimum net capital required.



Lawrence Hoffman, CPA, PC

Certified Public Accountants and Consultants

30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Supplemental Information Disclaimer Of Opinion

To the Board of Directors
Long Island Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements, and, accordingly, we express no opinion on them.

Lawrence Hoffman, CPA PC

Lawrence Hoffman, Certified Public Accountant, P.C.

February 26, 2009

Long Island Financial Group, Inc.
Supplemental Information
Schedule Of Computation Of Net Capital, Of Basic
Net Capital Requirement And Aggregate Indebtedness
December 31, 2008

Computation Of Net Capital:

Total Ownership Equtiy From Statement of Financial Condition (Balance Sheet)	$	76,319
Deduct Ownership Equity Not Allowable for Net Capital		0
Total Ownership Equity Qualified for Net Capital		76,319
Add Subordinated Liabilities		0
Total Capital and Allowable Subordinated Liabilities		76,319
Deductions and/or Charges:		
Total Nonallowable Assets From Statement of Financial Condition (Balance Sheet)		(31,609)
Other Additions and/or Credits		0
Net Capital Before Haircuts on Securites Positions		44,710
Haircuts on Securities (Computed Where Applicable, Pursuant to 15c3-1(F))		0
Undue Concentration		0
Other Haircuts		0
Net Capital	$	44,710

Computation Of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$	485
Minimum Dollar Net Capital Requirement of Reporting Broker Dealer	$	5,000
Net Capital Requirement (Greater of Minimum Net Capital or Minimum Dollar Net Capital)	$	5,000
Excess Net Capital (Net Capital Less Net Capital Requirement)	$	39,710
Excess Net Capital at 100% (Net Capital Less 10% of Total Aggregate Indebtedness)	$	43,982

Computation Of Aggregate Indebtedness:

Total Aggregate Indebtness Liabilities From Statement of Financial Position (Balance Sheet)	$	7,276
Additions		0
Total Aggregate Indebtedness	$	7,276
Percentage of Aggregate Indebtedness to Net Capital (Total Aggregate Indebtedness to Net Capital)		16.3%

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Supplemental Information
Schedule Supporting The Statement Of Income
And Retained Earnings (Deficit)
December 31, 2008

Cost of Sales		
Clearance Fees	$	12,723
Total Cost of Sales	$	12,723
General and Administrative Expenses		
Auto Expense	$	11,523
Bank Charges		853
Computer Department Expense		1,441
Depreciation		5,203
Dues and Subscriptions		2,115
Insurance Expense		2,582
Interest Expense		150
Legal and Accounting Fees		5,939
Filing Fees - NASD		4,782
Management Fees		14,900
Office Expense		28,026
Officer's Salaries		20,000
Outside Services		28,091
Payroll Taxes		1,774
Rent Expense		34,800
Repairs and Maintenance		5,829
Telephone		8,773
Travel and Entertainment		2,764
Utilities		3,884
Total General and Administrative Expenses	$	183,429

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)